Mail Stop 4628

                                                             September 28, 2018

Via E-mail
Greg Dougherty
Chief Executive Officer
Oclaro, Inc.
225 Charcot Avenue
San Jose, California 95131

       Re:     Oclaro, Inc.
               10-K for Fiscal Year Ended June 30, 2018
               Filed August 23, 2018
               File No. 0-30684

Dear Mr. Dougherty:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

   1. You state on page 9 of the 10-K that Huawei Technologies accounted for 11% of your revenues for the fiscal year ended June 30, 2018. You state on page 7 of the 10-K filed
      August 18, 2017 that ZTE accounted for 18% of your revenue for the fiscal year ended
      July 1, 2017. We are aware of publicly available information indicating that ZTE has shipped telecommunications equipment to North Korea and Huawei is involved in the development of telecommunications networks in Sudan and Syria. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

       Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and Syria, and any such contacts with Sudan since your letter to us dated February 17, 2016, including contacts with their governments, whether through
 Greg Dougherty
Oclaro, Inc.
September 28, 2018
Page 2
       subsidiaries, affiliates, partners, resellers, customers or other direct or indirect arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                                Sincerely,

                                                                /s/ Cecilia
Blye

                                                                Cecilia Blye,
Chief
                                                                Office of
Global Security Risk

cc:     Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        David Teichmann
        EVP, General Counsel & Corporate Secretary
        Oclaro, Inc.

        Kevin Espinola
        Jones Day